Exhibit 99.1

CEO email to MoneyHero Group employees

24 July 2024

To Our Dedicated Team Members,

Today, I have some difficult news to share. After a thorough review of our operations, we have made the unfortunate but necessary decision to reduce the size of our enterprise-wide team by 80 employees. This decision is not merely the result of appropriate cost-cutting, but ensuring our infrastructure is built for the future of our business.

As one of the founding members of MoneyHero, I have witnessed the incredible dedication and talent within our team. It is with a heavy heart that we must take this action, but it is a crucial step towards positioning MoneyHero for long-term growth and success.

The Rationale Behind This Decision:

●	Strategic Realignment: Our next chapter of growth demands stronger platform efficiencies and more investments in technology, including AI and automation. This realignment will allow us to streamline our operations and focus on our core strengths.

●	Operational Leverage: To achieve greater operational leverage, we need to reduce redundancy, enhance performance, and remove unnecessary layers to simplify execution and drive velocity. This will enable us to operate more nimbly and effectively.

●	Responding to the Market: Just as other leading companies have repositioned their workforce to invest in future growth, we too must make these changes to ensure we remain competitive and innovative in a rapidly evolving market.

Support for Impacted Employees:

To those who are affected by these layoffs, please know that this decision is not a reflection of your performance, and we are committed to supporting you through this transition with a comprehensive package, anchored by either: (a) immediate garden leave; or (b) ex-gratia payment for a transition period.

Additionally, MoneyHero is providing the following benefits for impacted employees:

1)	Insurance coverage through December 2024;

2)	Professional and mental health counseling;

3)	Outplacement support;

4)	Recommendation letters from senior MoneyHero leaders; and

5)	A laptop computer.

Impacted employees will receive an email notification within the next 60 minutes with more detailed information about their individual situation.

For Retained Employees:

These layoffs are strictly about enhancing MoneyHero’s long-term financial health and profitability. There are no larger issues at play here; MoneyHero remains firmly in growth mode with a strong leadership team, dominant market share, a proven strategy, strong cash position, and powerful access to capital that no other peer can match. This is simply a required business action taken to address inefficiencies and safeguard our future. As we move through these changes, I ask first and foremost for your empathy and support for our colleagues, many of whom are leaving us. I also ask for your continued hard work and dedication to MoneyHero and our mission of making personal finance and insurance decisions easier for consumers throughout Greater Southeast Asia. In the coming days/weeks, we will be holding a series of townhalls and one-on-one sessions to discuss this development further, what is next for the business, and what this all means for you, our incredible team members.

Communications Policy:

For communications and regulatory purposes, this memo will be posted to the MoneyHero website (news section) and linked within a 6-K filing being submitted later this evening at 9:30pm SGT, in line with the U.S. market opening in New York (9:30am EST). This news may draw attention from media, investors, or other external parties. Should you receive any inquiries, please direct them to Gaffney Bennett PR, our IR/PR firm, at moneyhero@gbpr.com and they will handle accordingly. Otherwise, please do not discuss this news with anyone externally.

Looking Ahead:

I know it is difficult, but please do not let this development distract you. Stay focused on doing great work and maintaining a business-as-usual mindset. If you have any questions, please address them with Kameel Vij, our Group Head of Human Resources, at Kameel.Vij@moneyherogroup.com.

I want to reiterate how much we value and appreciate each member of the MoneyHero team. This decision was incredibly tough, but necessary to ensure we are building a company that is prepared for the future, resilient, and capable of seizing new opportunities. Together, we will continue to innovate and drive MoneyHero towards new heights.

Thank you for your understanding and continued dedication to MoneyHero.

Best Regards,

Rohith Murthy

Chief Executive Officer

MoneyHero Group

NASDAQ: MNY